Exhibit 99.5

NOVAGOLD Announces Third Quarter 2013 Financial Results and
Reports on the Advancement of Donlin Gold and Galore Creek Projects

●	Permitting at Donlin Gold is proceeding as planned; preparation of the Environmental Impact Statement (EIS) is on track

●	Exploration program at Galore Creek is ahead of objectives while remaining under budget

●	With over $200 million in cash and term deposits, NOVAGOLD remains financially strong to advance Donlin Gold through permitting and fund requisite activities at Galore Creek

October 9, 2013 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) announced results for its third quarter ended August 31, 2013 and provided an update on the advancement of permitting at its 50%-owned Donlin Gold project in Alaska and the drilling program at its 50%-owned Galore Creek project in British Columbia. NOVAGOLD completed the quarter with approximately US$206 million in cash and term deposits.

Details of the Company’s financial results are described in the Unaudited Interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis.

During the Third Quarter in 2013, NOVAGOLD:

●	Received the Donlin Gold EIS Scoping Summary Report which was filed by the US Army Corps of Engineers (the Corps), the lead permitting agency

●	Participated in technical workshops with the applicable agencies reviewing core areas of baseline environmental and social data related to the Donlin Gold EIS

●	Engaged with Native Corporations and other stakeholders of Donlin Gold in conjunction with community initiatives related to the EIS process

●	Reviewed project alternatives with the Corps and applicable agencies

●	Completed the 2013 Galore Creek exploration program under budget, exceeding objectives with more than 11,000 meters drilled

President’s Message

With two well-established world-class assets and a strong balance sheet, NOVAGOLD is well positioned, even in the current challenging market environment, to execute on its stated objective of maximizing shareholder value. Donlin Gold and Galore Creek are progressing along their respective paths towards future development. With its treasury exceeding $200 million, NOVAGOLD is advancing Donlin Gold through the permitting process and enhancing the value of Galore Creek through the implementation of a modest drilling and evaluation campaign. Both programs are being executed with a great deal of financial discipline and quality control.

At Donlin Gold, we remain on track towards securing all the necessary permits as scheduled.  The Corps filed the Donlin Gold EIS Scoping Summary Report reflecting the comments which had been raised during the public scoping meetings in the first quarter of 2013. Four technical workshops were held with the permitting agencies and Donlin Gold on the core areas of the environmental and social baseline studies. The permitting agencies welcomed this approach and appreciated the opportunity to familiarize themselves with the extensive body of work completed on Donlin Gold to-date, including alternative concepts that had been considered in developing the proposed project. Through these and other efforts, Donlin Gold continues to maintain a strong working relationship with the applicable agencies to ensure that the EIS and the permitting processes are completed on schedule to the satisfaction of all stakeholders. We were particularly pleased that Calista and The Kuskokwim Corporation (TKC), the Alaska Native Corporations that own mineral and surface rights to Donlin Gold, were actively involved in the EIS meetings. As an individual who has permitted several large mining projects in the United States, I continue to be encouraged by the constructive atmosphere of the permitting process at Donlin Gold. We are on the right track.

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In light of the political, social and economic instability of many gold producing countries, particularly many parts of Africa, South America and several parts of Asia, we feel very fortunate that our world-class assets are located in two of the safest geo-political jurisdictions. Jurisdictional safety and stability have become very important investment criteria for the majority of fund managers. With very few high-quality and significant gold development assets in the world and even fewer in stable jurisdictions, NOVAGOLD is unique. Donlin Gold, with approximately 34 million ounces of gold in Proven and Probable reserves averaging 2.1 grams per tonne, is considered to be exceptionally high-grade for a large-scale bulk mining operation and thus one of the most valuable undeveloped open-pit gold deposits in the world. Furthermore, with the identified resources located within only three kilometers of the eight-kilometer strike length identified on the property, Donlin Gold also remains as one of the most significant exploration targets in the world. Once in operation, it is expected to produce approximately 1,500,000 ounces of gold per year in the first five full years of production. Assuming no future expansions, it is expected to average about 1,100,000 ounces per year over its presently scheduled 27-year life.  With life of mine all-in sustaining costs of $735 per ounce of gold, well below the industry average of $1,223 per ounce of gold, Donlin Gold is regarded to be among the lowest-cost future producers in the world.

Earlier this year, we reported exceptional results from last year’s extensive drilling program at Galore Creek. The 2012 in-fill drilling campaign not only confirmed previously reported drill results, but demonstrated the potential for substantial extension of the mineralized area beyond the limits of the current pre-feasibility study (PFS) pit. Additionally, Galore Creek made a new discovery called the Legacy zone, which is 700-meters long and adjacent to the Central pit. At the end of the third quarter, we completed more than 11,000 meters of drilling at Galore Creek, ahead of schedule and below budget.  While the 2012 drilling program was targeted to upgrade Inferred resources to the Measured and Indicated category, the 2013 drill program was intended to assess the extent of the new Legacy zone mineralization and evaluate its impact on future mine and project design.  NOVAGOLD and its joint venture partner Teck will be incorporating the 2012 and 2013 results into a work-plan for 2014. If developed as envisioned in the PFS, Galore Creek is expected to become one of the largest and lowest-cost copper mines in Canada. This factor is particularly important considering the critical challenges copper miners face today in jurisdictions such as the Democratic Republic of Congo, Indonesia, Argentina, Mongolia, Chile and Peru. Our intention, however, remains to sell this asset and secure a fair value for our share of Galore Creek to re-deploy the proceeds to advance Donlin Gold, NOVAGOLD’s principal project.

Our team is truly fortunate to have a loyal, engaged and tremendously supportive group of shareholders. We all share the vision that NOVAGOLD is unique in providing the best and safest leverage to gold in the world. I would like to extend special gratitude to Calista and TKC, important stakeholders in Donlin Gold, for their steadfast support and active involvement in the permitting process. My appreciation goes to NOVAGOLD’s Board of Directors for its guidance and shareholder-friendly as well as value-focused vision; to our teams at Donlin Gold and Galore Creek Mining Corporation, for their continued dedication and extensive expertise in the management of our significant assets; the communities and governments where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our employees for their strong commitment and hard work.

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Results of Operations
in thousands of Canadian dollars, except for per share amounts
	Three months ended August 31, 2013 $	Three months ended August 31, 2012 $	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Expenses (1)	3,612	6,880	11,022	19,630
Share-based payments	1,889	2,936	8,935	15,493
Finance costs, net	1,527	3,826	8,593	10,275
Foreign exchange (gain) loss	(81)	8,422	(8,937)	(10,188)
Operating loss	15,822	30,169	33,251	63,878
Debt settlement and derivative fair value movement (gain) loss	3	(4,844)	(2,897)	(50,043)
Loss (gain) on derivative liability	–	(5,321)	2,455	(37,560)
Write-down of assets	3,311	–	3,311	–
Gain on spin-out of NovaCopper to shareholders	–	–	–	(71,641)
Income (loss) for the period	(20,663)	(21,457)	(44,713)	89,550
Income (loss) per share
- Basic	(0.07)	(0.08)	(0.14)	0.33
- Diluted	(0.07)	(0.08)	(0.14)	0.17

 (1)General and administrative, salaries and severance, professional fees, and corporate and development expenses.

Financial Results

For the three and nine months ended August 31, 2013, the Company reported a net loss of $20.7 million ($0.07 basic and diluted loss per share) and $44.7 million ($0.14 basic and diluted loss per share), compared to a net loss of $21.5 million ($0.08 basic and diluted loss per share) and net income of $89.6 million ($0.33 basic and $0.17 diluted income per share), for the prior year periods. The decrease in gold prices during 2013 resulted in a decrease in the market value of the Company’s available-for-sale investments in junior exploration companies and the value of its San Roque mineral property in Argentina. In the third quarter, management determined that the decline in value is other-than temporary and the Company recorded a non-cash loss of $3.3 million on the write-down of investments and mineral properties compared to non-cash gains of $10.2 million in the third quarter 2012.  In the first nine months of 2013, the Company also recorded a non-cash gain on debt settlement and derivative fair value movement related to U.S. dollar denominated convertible notes of $2.9 million and a non-cash loss on derivative liabilities related to U.S. dollar denominated common share warrants of $2.5 million, compared to significant non-cash gains of $159.2 million in the first nine months of 2012, primarily due to a gain on the spin-out of NovaCopper Inc. to NOVAGOLD shareholders and the embedded derivative and derivative liabilities related to U.S. dollar denominated convertible notes and common share warrants. The fair value of the embedded derivative and derivative liabilities vary with changes in the Company’s share price and changes in the U.S. dollar exchange rate.

NOVAGOLD’s operating loss decreased to $15.8 million and $33.3 million for the three and nine months ended August 31, 2013 from $30.2 million and $63.9 million in the respective periods in 2012 due to significantly lower expenses as a result of the corporate reorganization completed in 2012 and a foreign exchange loss in the third quarter of 2012, partially offset by a $3.1 million reduction in the Rock Creek closure cost estimate in the third quarter of 2012. The Company’s combined share of project expenses at Donlin Gold and Galore Creek decreased to $10.4 million and $22.2 million for the three and nine months ended August 31, 2013 from $14.5 million and $31.2 million in the respective period in 2012. Net financing costs decreased $1.7 million in the third quarter due to the partial repayment of convertible notes on May 1, 2013.

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Liquidity and Capital Resources

At the end of the third quarter 2013, NOVAGOLD had $216.6 million (US$205.7 million) in cash and cash equivalents, and term deposits held at two large Canadian banks. The Company invested in term deposits of US$110.0 million with original terms of six to nine months to earn a higher return while maintaining liquidity. The decrease in cash during the first nine months of 2013 was due to the repurchase of $73.4 million (US$72.8 million) of the Company’s convertible notes and $30.8 million used in operating activities, partially offset by the receipt of $54.0 million (US$54.4 million) in net proceeds from the exercise of all outstanding warrants, in addition to foreign exchange gains of $12.1 million resulting from the strengthening of the U.S. dollar. At August 31, 2013 the Company had $23.4 million (US$22.2 million) principal amount remaining of its convertible notes due in May 2015. In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

Cash used in operating activities was $9.5 million and $30.8 million for the three and nine months ending August 31, 2013, a decrease of $11.1 million and $40.3 million from the $20.6 million and $71.1 million used in the respective periods in 2012. The decrease resulted from the successful reorganization of the Company in 2012 encompassing the spin-out of NovaCopper Inc., the sale of Alaska Gold Company LLC, which included Rock Creek, as well as a reduction in corporate overhead and administrative costs. The Company used $7.2 million and $16.3 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in the three and nine months ended August 31, 2013, compared to $13.0 million and $27.9 million in the respective periods in 2012.

Outlook

NOVAGOLD remains on target with the previously stated 2013 budget. Our share of project funding is expected to be $15.0 million for Donlin Gold and $8.0 million for Galore Creek, and we expect to spend approximately $15.0 million for administration and $3.2 million in interest on the convertible notes. The Company believes it has sufficient resources to fund the advancement of its flagship Donlin Gold project through the permitting process, support ongoing activities at its Galore Creek project and repay the remaining convertible notes.

Donlin Gold will continue with permitting, engineering, environmental and community outreach activities throughout the balance of the year. Donlin Gold also anticipates that the Corps will continue to work on the Preliminary Draft EIS and receive comments from the Federal and State agencies in preparation for issuance of the Draft EIS in 2014. In addition, Donlin Gold continues to optimize the project and evaluate third-party owner-operator agreements to share up-front project capital costs.

At the Galore Creek project, the 2012 and 2013 results will be incorporated into a capital efficient work plan for 2014 that will advance the project toward a new resource and reserve estimate for feasibility-level mine planning and design. NOVAGOLD and Teck are currently reviewing 2014 work plan options and future plans including the potential timeline of completing a full feasibility study for the Galore Creek project.  In the meantime, the Company will continue to evaluate opportunities to monetize the value of Galore Creek.

Transition to US Generally Accepted Accounting Principles

Historically, NOVAGOLD has prepared its financial statements under IFRS for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”).  On May 31, 2013, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules.  As a result, beginning December 1, 2013 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2013 annual consolidated financial statements and for all subsequent reporting periods.  The transition to US GAAP will be made retrospectively for all periods from the Company’s inception. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements.

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Conference Call & Webcast Details

The conference call and webcast, to discuss these results, will take place October 10, 2013 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast:	www.novagold.com
North American callers:	1-866-318-8614
International callers:	1- 617-399-5133
Participant Passcode:	42727211

The webcast will be archived on NOVAGOLD’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 (North America), or 1-617-801-6888 (International), followed by your Access PIN: 68259173.  For a transcript of the call please email info@novagold.com.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With a total of approximately 34 million ounces of gold in the Proven and Probable reserve categories (505 million tonnes at an average grade of approximately 2.1 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the updated feasibility study (as defined below), once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five full years, followed by decades of more than one million ounces of gold per year on a 100% basis. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take approximately 3 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 pre-feasibility study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” dated November 18, 2011 compiled by AMEC (the “Feasibility Study”).  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the Feasibility Study, each of whom are independent “qualified persons” as defined by NI 43-101.

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NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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